UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-51740

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/2020** AND ENDING **03/31/2021**
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KOTAK MAHINDRA, INC.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

369 LEXINGTON AVENUE, 28th FLOOR
(No. and Street)

NEW YORK	**NY**	**10017**
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GIJO JOSEPH

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP
(Name – if individual, state last, first, middle name)

290 WEST MT. PLEASANT AVENUE	**LIVINGSTON**	**NJ**	**07039**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

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*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, GIJO JOSEPH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KOTAK MAHINDRA, INC., as of MARCH 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID BARNETT
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BA6399087
Qualified in New York County
My Commission Expires 10-15-2023

Notary Public

Signature

PRESIDENT & CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KOTAK MAHINDRA, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2021

KOTAK MAHINDRA, INC.

FOR THE YEAR ENDED MARCH 31, 2021

TABLE OF CONTENTS



CITRIN COOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Kotak Mahindra, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kotak Mahindra, Inc. as of March 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Kotak Mahindra, Inc. as of March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Kotak Mahindra, Inc.'s management. Our responsibility is to express an opinion on Kotak Mahindra, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Kotak Mahindra, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Kotak Mahindra, Inc.'s auditor since 2015.
Livingston, New Jersey
April 20, 2021

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160   CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

KOTAK MAHINDRA, INC.

STATEMENT OF FINANCIAL CONDITION

March 31, 2021

ASSETS

Cash and cash equivalents	$	2,111,896
Receivable from affiliates		360,402
Other receivables		68,475
Certificates of deposit with bank		2,000,000
Clearing deposit		500,013
Office equipment, net of accumulated depreciation of $74,629		19,103
Investments in securities, at fair value		44,238
Right of use asset		153,839
Prepaid expenses and other assets		127,940
TOTAL ASSETS	$	5,385,906

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accrued expenses	$	818,270
Lease obligation		168,358
Subordinated loans		3,000,000
Total liabilities		3,986,628

Commitments and Contingencies (Notes 7, 8 and 10)

Stockholders' equity		
Common stock - $0.01 par value, authorized 2,000,000 1,530,621 shares issued and outstanding		15,306
Additional paid-in capital		744,516
Retained Earnings		639,456
Total stockholders' equity		1,399,278
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	5,385,906

See accompanying notes statement of financial condition.

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2021

1. Organization and nature of business

Kotak Mahindra, Inc. (the "Company"), a majority-owned subsidiary of Kotak Mahindra Bank Limited (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of chaperoning trades for its foreign affiliates including listed equity trades executed on the Indian exchanges by its India affiliate, Kotak Securities Limited ("KS"), under Rule 15a-6 of the Securities Exchange Act. The Company also distributes research reports prepared by KS under the same Rule. The Company also engages in private placements for 3(c)(7) funds in the U.S. that are available only to qualified purchasers and institutional investors. These funds are managed by its affiliates, Kotak Mahindra Asset Management (Singapore) Pte. Ltd. (KMAMS) and Kotak Mahindra (International) Limited, Mauritius (KMIL). The Company also refers clients to KMAMS and KMIL for investment related services.

2. Summary of significant accounting policies

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. The Company provides for depreciation using the straight-line method over estimated useful lives for computers over three years, office equipment over five and furniture over seven years. For leasehold improvements, depreciation is provided over the lesser of the economic use of the improvement or the term of the lease.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of or all of the deferred tax assets will not be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2021

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2. Summary of significant accounting policies (continued)

Income Taxes (continued)

of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statement as appropriate.

In accordance with U.S. GAAP, the Company is required to determine whether a tax position of the Company is more-likely-than-not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' equity. The policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition which is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect its assessment of unrecognized tax benefits will materially change over the next 12 months.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

In accordance with U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with U.S. GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2021

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2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy (continued)

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy. Certificates of deposit approximate fair value due to the short-term nature of the investment. Investments in common stock that are freely tradeable on national stock exchanges are valued at their last reported sales price as of valuation date.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement during the reporting period. Actual results could differ from those estimates.

Employee Incentive

The Company grants cash incentive bonuses to certain employees. Such bonuses are initially measured in a certain number of shares of the Parent's stock and are valued at the fair value of the shares on the grant date. The bonuses are only payable to the employees in cash and their rights to the bonuses vest over a period of time. Unvested bonuses as of March 31, 2021 amounted to $746,611.

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2021

2. Summary of significant accounting policies (continued)

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for certain financial assets at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally requires that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents), the Company has concluded that there are no expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic losses.

On April 1, 2020, the Company adopted Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in accumulated deficit.

Right-of-Use Assets("ROU") and Lease Liabilities

The Company recognizes its leases in accordance with ASC Topic 842, Leases ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of ROU assets and lease liabilities on the statement of financial condition.

The Company conducts an analysis of contracts, including real estate leases and service contracts, to identify embedded leases and to determine the initial recognition of ROU and lease liabilities, which requires subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the Company's leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow and amount equal to lease payments under similar terms and in a similar economic environment. The present value of the lease payments was determined using a 4% incremental borrowing rate. ROU assets also exclude lease incentives.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The Company reconciles the operating lease expense with the operating lease payments by presenting the amortization of the ROU asset and the change in the lease liability in a single line item within the adjustments to reconcile net income to net cash provided by operating activities in the accompanying statement of cash flows.

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2021

2. Summary of significant accounting policies (continued)

Subsequent Events

The Company has evaluated events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statement. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

3. Fair value measurements

The Company's investments recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets measured at fair value as of March 31, 2021:

	In Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of March 31, 2021
Assets (at fair value)				
Investments in securities:				
Common stocks	$44,238	-	-	$44,238

4. Related Party Transactions

Service Income	Amount Due
Kotak Securities Limited	$ 272,795
Kotak Mahindra Asset Management (Singapore) Pte. Ltd.	9,711
Kotak Mahindra (International) Ltd.	17,315
Kotak Mahindra (UK) Ltd.	550
Total	**$ 300,371**
Referral Fees	**Amount Due**
Kotak Mahindra (International) Ltd.	$ 59,069
Kotak Mahindra (UK) Ltd.	8,170
Unaffiliated	-
Total	**$ 67,239**
Revenue from Research Distribution	**Amount Due**
Unaffiliated	$ 14,750

The amount due from Kotak Mahindra (International) Ltd. is net of interest of $2,276 on a subordinated loan payable, and also net of $5,051 referral fees payable.

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2021

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5. Liabilities subordinated to claims of general creditors

Liabilities subordinated to the claims of general creditors have been approved by FINRA for inclusion in computing the Company's net capital pursuant to the SEC Uniform Net Capital Rule. Of the $3,000,000 subordinated loan, $1,000,000 mature on June 16, 2025 and with an interest rate of 1.08%. The remaining $2,000,000 mature on February 14, 2026 with an interest rate of 0.80%.

Subordinated debt can be withdrawn by the lender at the stated maturity dates or the Company can pay all or portion of the principal amount at any time subsequent to one year from the effective date of the agreement. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

6. Income taxes

At March 31, 2021, the Company had net operating loss carryforwards of approximately $3,100,000 and $5,500,000 for federal and state income tax purposes, respectively, which resulted in a deferred tax asset of approximately $1,124,000. The net operating loss carryforwards begin to expire in 2031. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these carryforwards, and therefore, a full valuation allowance has been recorded for federal and state purposes. The change in the valuation allowance for the year ended March 31, 2021, was approximately $342,000.

The effective rate differs from the statutory rate due to the change in the valuation allowance on the deferred tax asset.

7. Net capital requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1.

At March 31, 2021, the Company's net capital was $1,814,222, which was $1,564,222 in excess of its required net capital of $250,000.

8. Commitments and contingencies

Office Space

The Company has entered into a lease for its facility in New York, which expires in October 2022.

As of March 31, 2021, the weighted-average remaining lease term is 1.5 years, and the weighted-average discount rate is 4.00%. As of March 31, 2021, maturities of the outstanding lease liability for the Company were as follows:

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2021

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8. Commitments and contingencies (continued)

Office Space (continued)

2022	$109,238
2023	$64,825
Total	$174,063
Discount to present value	$ 5,705
Lease liability	$168,358

9. Concentrations of credit risk

From time to time, the Company maintains its cash and cash equivalents in a financial institution that may exceed the Federal Deposit Insurance Corporation coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash and cash equivalents.

10. Uncertainty due to COVID-19

In the first quarter of 2020, the outbreak of COVID-19 was declared a pandemic. In an attempt to contain the spread and impact of the pandemic, travel bans and restrictions, quarantines, shelter-in-place orders and other limitations on business activity were implemented. Additionally, there has been a decline in global economic activity, reduced U.S. and global economic output and a deterioration in macroeconomic conditions in the U.S. and globally. This pandemic and the consequent lockdown has taken toll on human life and impacted a whole range of economic activities adversely. Although vaccines have been administered to more people in U.S. and around the globe, COVID-19 cases have significantly increased in recent months across many regions of the world. In response to the pandemic, the Company has implemented protocols and processes to execute its business continuity plans and help protect its employees and support its clients. The Company is closely monitoring the impact of the outbreak of COVID-19 on all aspects of business. The Company, however, has not experienced any significant disruptions in the past one year and did not have a materially adverse effect on reported results. The future direct and indirect impact of COVID-19 on Company business, results of operations, financial position and cash flows remains uncertain. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

11. Deposit with clearing broker

The Company entered into an agreement with Mirae Asset Securities (USA) Inc. to clear the Company's trading transactions on a fully disclosed basis. As per the agreement, the Company is required to maintain a minimum deposit of $500,000, which has been further invested in US Treasury bills. For the year ended March 31, 2021, there was no trade activities that cleared through this clearing broker.